May 19, 2006

Via Edgar
Mr. Kevin L. Vaughn	Mr. David Burton
Reviewing Accountant	Staff Accountant
Securities and Exchange Commission	Securities and Exchange Commission
Mail Stop 6010	Mail Stop 6010
Washington, D.C. 20549	Washington, D.C. 20549

Re:	PhotoMedex. Inc.
Form 10-K for the Fiscal Year ended December 31, 2005
Commission File No. 0-11635

Dear Mr. Vaughn and Mr. Burton:

This letter is being submitted in response to the comments given by the staff of the Division of Corporation Finance as set forth in Mr. Vaughn’s letter to Mr. Jeffrey F. O’Donnell, dated May 5, 2006, with respect to the above-referenced filing.

For your convenience, we have set forth each comment in bold typeface and included each response below the relevant comment.

Form 10-K for the year ended December 31, 2005

Management’s Discussion and Analysis, page 37

Critical Accounting Policies — Revenue Recognition, page 40

1.
We note your disclosures regarding the change in estimate for unused treatments. We note that beginning in the fourth quarter of 2004, you estimate the amount of unused treatments to include all sales of treatment codes made within the last two weeks of the period. Further, you state that had you applied the approach used in 2003 to estimating unused treatments, your revenues would have been decreased by $271,000 for the year ended December 31, 2004. Please tell us and revise future filings to explain why recognizing 50% of the sales of treatment codes made within the last two weeks of the period would have resulted in a decrease to your 2004 revenues. Please note this comment also applies to Note 1 of your consolidated financial statements.

We have reviewed our disclosure of the 2003 approach to unused treatments for the year ended December 31, 2004 and have discovered that the disclosure that the 2004 revenues would have decreased was in error. Our disclosure should have provided that 2004 revenues would have increased by $271,000, not decreased, if we had applied the 2003 approach to unused treatments for the 2004 fiscal year. The following table demonstrates the impact of our estimating change of unused treatment for treatment sales made within the last two weeks of the year ended December 31, 2004.

Method	Impact on 2004 Revenue

A. 2003 approach:	$ (35,700)

B. Current approach:	$ (306,200)

As demonstrated above, revenues for the year ended December 31, 2004 were reduced by $306,200, representing a larger decrease in revenues than the estimating method used in 2003 would have produced. Thus, 2004 revenues would have increased by $271,000, not decreased, if we had not adopted our current policy of classifying as unused treatments 100% of treatment sales made within the last two weeks of the end of a fiscal period.

We have reviewed the remainder of our Annual Report on Form 10-K for the period ending December 31, 2005, including the disclosure of the impact of the change on 2005 revenues, the presentation of 2004 and 2005 revenues in our Statement of Operations for the year ended December 31, 2005 and the deferred revenue balances on our Balance Sheets as of December 31, 2004 and 2005. We also reviewed the transcript of the disclosure made on our first quarter 2006 earnings conference call. In all instances, the application and disclosure of the change in method was correct.

Liquidity and Capital Resources, page 54

2.
We note your disclosures on pages 64-66 and F-25 regarding certain employment agreements. Please revise your table of contractual obligations in future filings to include disclosure of amounts under these agreements.

We will comply with your request and will revise our table of contractual obligations in future filings to disclose amounts under certain employment agreements.

Consolidated Statements of Cash Flows, page F-8

3.
Please tell us and revise future filings to disclose why you present cash outflows in 2004 and 2005 on the line “proceeds from issuance of common stock, net.” Please also tell us what these amounts are net of. Finally, tell us why you believe it is appropriate to present this information on a net basis. Refer to paragraphs 11-13 of SFAS 95.

In 2003, we completed a private placement of our common stock and warrants, which resulted in gross proceeds to us of $10,170,000. In connection with the private placement, we paid $610,000 of commissions and expenses to the placement agent and $82,254 in costs (i.e. legal, accounting and registration fees) in connection with registering the securities issued in the offering. This resulted in net proceeds to us of $9,477,546. We disclosed each of the components of the net proceeds in our Annual Report on Form 10-K for the year ended December 31, 2003.

In 2004, we incurred $125,914 of registration costs (e.g. legal and accounting fees) in connection with the registration of shares of our common stock to be issued in our merger with ProCyte Corporation. We also incurred $24,143 in registration costs for shares of our common stock issued in 2004 to Stern Laser srl pursuant to an asset purchase agreement. These cash outflows were netted against a refund in the amount of $11,199 for legal fees paid in connection with our private placement in 2003. There was no gross inflow of cash from ProCyte or Stern Laser in 2004 against which the costs incurred in 2004 could be netted because in each case the securities were issued in connection with acquisition transactions.

In 2005, we incurred an additional $104,300 in registration costs in connection with the merger of ProCyte Corporation and $37,947 of additional registration costs for additional shares of our common stock issued to Stern Laser upon the satisfaction of certain milestones in the asset purchase agreement. Finally, we incurred $27,277 of legal and accounting fees in connection with stock option plans we assumed in the ProCyte transaction.

According to Paragraph 11 of SFAS 95, the presentation of gross cash flows is generally considered more relevant than information about net amounts of cash receipts and payments. We believe, however, that it is appropriate under Paragraphs 12 and 13 of SFAS 95 to present cash outflows on a net basis. Paragraphs 12 and 13 of SFAS 195 state that only the net change during a period is required to be disclosed when the turnover in an item is quick, the amounts are large, and the maturities are short. The proceeds from the sale of our unregistered securities were netted against commissions paid as brokerage costs and subsequent registration costs of these securities. The transaction was an integrated financing activity that was quick and large.

Note 2 - Acquisitions, page F-17

ProCyte Transaction, page F-17

4.
We note your acquisition of ProCyte Corporation on March 18, 2005 for $27.5 million. We further note that as a result of this acquisition, you recorded goodwill of $13.4 million, which represents a substantial portion of total assets as of December 31, 2005. Please tell us and revise future filings to disclose the primary reasons for the acquisition, including a description of the factors that contributed to a purchase price that resulted in recognition of $13.4 million of goodwill. Refer to paragraph 51(b) of SFAS 141.

We will comply with your recommendation and will revise future filings to disclose the primary reasons for the ProCyte acquisition. Accordingly, our Form 10-Q filed on May 10, 2006 for the first quarter ended March 31, 2006 includes the Company’s goals for the acquisition of ProCyte as part of footnote 2 to the financial statements.

The primary reasons for the acquisition are presented in Results of Operations on page 38 of Management’s Discussion and Analysis and are as follows:

•	The addition of ProCyte's sales and marketing personnel should enhance our ability to market the XTRAC system;

•	ProCyte's presence in the skin health and hair care products market should present a growth opportunity for PhotoMedex to market its existing products;

•	The addition of ProCyte's operations and existing cash balances would improve PhotoMedex's operating results and strengthen its balance sheet;

•	The combination of the senior management of ProCyte and PhotoMedex should allow complementary skills to strengthen the overall management team; and

•	The combined company may reap short-term cost savings and have the opportunity for additional longer-term cost efficiencies.

We believe that the factors listed above contributed to a purchase price that supported the goodwill that we recognized from the acquisition.

In connection with responding to the comments above, PhotoMedex, Inc. acknowledges that:

1.	It is responsible for the adequacy and accuracy of the disclosure in the Form 10-K;

2.	The Securities and Exchange Commission staff’s comments, or changes to disclosure in response to staff comments, do not foreclose the Commission from taking any action with respect to the filings; and

3.	It may not assert the staff’s comments as a defense in any proceeding initiated by the Commission or any person under the securities laws of the United States.

We hope that our responses fully address your inquiries. If you require further information or explanation, please do not hesitate to contact me at 215-619-3234.

Yours very truly,

/s/ Dennis M. McGrath

Dennis M. McGrath
Chief Financial Officer

cc. Richard J. DePiano; John Pennett; Brian Miner, Esq.